UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 001-35076

(Check One:)	( ) Form 10-K	( ) Form 20-F	( ) Form 11-K	(X) Form 10-Q
	( ) Form N-SAR	( ) Form N-CSR

For Period Ended: June 30, 2016

( ) Transition Report on Form 10-K	( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F	( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Navidea Biopharmaceuticals, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and number):	5600 Blazer Parkway, Suite 200
City, state, and zip code	Dublin, Ohio 43017-7550

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Navidea Biopharmaceuticals, Inc. (the “Company”) will be delayed in the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 as the Company is still in the process of gathering certain required documentation.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jed A. Latkin	614-793-7500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the quarter ended June 30, 2016 were $5.4 million compared to $2.9 million in the second quarter of last year. Second quarter 2016 product revenues recognized from the sale of Lymphoseek were $4.2 million, compared to $3.8 million in the first quarter of 2016 and $2.0 million in the second quarter of 2015. During the second quarter of 2016, the Company also reported $1.2 million in grant, licensing and other revenue. For the six months ended June 30, 2016, Navidea's total revenue was $10.1 million compared to $5.0 million for the same period in 2015, an increase of 103%. The primary driver of this increase was revenues recognized from the sale of Lymphoseek which exceeded $8.0 million for the six months ended June 30, 2016 compared to $3.8 million for the same period last year.

Operating expenses were $5.4 million for the second quarter of 2016, compared to $6.3 million in the second quarter of last year. Operating expenses were $12.2 million for the six months ended June 30, 2016, compared to $15.8 million for the same period in 2015. Research and development (R&D) expenses for the second quarter of 2016 were $2.5 million, compared to $2.3 million in the second quarter of last year. R&D expenses were $5.2 million for the six months ended June 30, 2016 compared to $6.3 million in the same period of 2015. The net decreases in year-to-date R&D expenses were primarily a result of decreased headcount costs coupled with decreased project costs related to the Company's neuro assets, offset by increased project costs related to the Company's Manocept and Lymphoseek programs. Selling, general and administrative (SG&A) expenses for the second quarter of 2016 were $2.9 million, compared to $4.0 million in the second quarter of last year. SG&A expenses were $7.0 million for the six months ended June 30, 2016, compared to $9.5 million for the same period in 2015. The net decrease in year-to-date SG&A expenses was due primarily to decreased headcount coupled with decreased costs related to contracted medical science liaisons, commercialization costs for Lymphoseek and NAV4694 and license fees, offset by increases in commercial headcount costs related to the addition of our internal sales force coupled with increased legal and professional services.

Net loss from operations for the quarter ended June 30, 2016 was $580,000 compared to $3.8 million for the same period in 2015. For the six months ended June 30, 2016, Navidea's net loss from operations was $3.1 million compared to a net loss from operations of $11.6 million for the same period in 2015. Navidea's net loss attributable to common stockholders for the quarter ended June 30, 2016 was $6.7 million, or $0.04 per share, compared to $9.7 million, or $0.06 per share, for the same period in 2015. For the six months ended June 30, 2016, Navidea's net loss attributable to common stockholders was $10.4 million, or $0.07 per share, compared to a net loss attributable to common stockholders of $17.0 million, or $0.11 per share, for the same period in 2015. Net losses attributable to common stockholders include fees paid to CRG (which the Company is disputing in court), the interest expense on our outstanding debt, as well as significant non-cash charges. For the six-month periods ended June 30, 2016 and June 30, 2015, net loss attributable to common stockholders included $7.2 million and $5.4 million, respectively, in interest, debt-related fees, losses on extinguishment of debt, and changes in the fair value of financial instruments.

Navidea Biopharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2016	By:	/s/ Jed A. Latkin
Jed A. Latkin
Interim Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

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Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)

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